Exhibit 99.1

NEWS RELEASE

MINEFINDERS REPORTS THIRD QUARTER 2011 FINANCIAL AND OPERATING
 RESULTS AND ANNOUNCES APPROVALS FOR EXPANSION PLANS

(All figures are in United States dollars).

Vancouver, British Columbia – November 7, 2011 – Minefinders Corporation Ltd. (“Minefinders” or the “Company”) (TSX: MFL) (NYSE AMEX: MFN) is today reporting its financial and operating results for the quarter and nine-months ended September 30, 2011 and confirming its production guidance for 2011.

The Company is pleased to announce that its Board of Directors has approved the construction of a mill, expected to have a minimum capacity of 6,500 tonnes per day, and the development of an underground resource at its Dolores Mine. Approval has also been given for the construction of a mine at the Company’s La Bolsa project.

Mark Bailey, President and Chief Executive Officer, commented, “With over 53,600 ounces of gold and over 2.65 million ounces of silver produced and sold for the nine-month period of 2011, we continue to be on track to meet our guidance for 2011.  We are cash flow positive and with over $228.0 million in cash reserves, we are well positioned to unlock the potential of our existing assets and steadily increase gold and silver production.”

Third quarter 2011 highlights

•	Gold production of 16,279 ounces.
•	Silver production of 692,121 ounces.
•	Revenue of $53.8 million.
•	Sale of 32,222 gold-equivalent ounces.
•	Operating cash cost of $506 per gold equivalent ounce sold.
•	Income from operations of $29.0 million.
•	Positive cash flow from operations before changes in non-cash working capital of $28.7 million or $0.35 per share.
•	Adjusted net income of $13.2 million or $0.16 per share and a net loss of $1.3 million, or $0.02 per share.
•	Reported additional high-grade gold and silver intercepts at the La Virginia Project.
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Filed an independently prepared National Instrument 43-101 compliant technical report on the updated 2010 reserves and resources for the Dolores mine (previously reported by news release on May 4, 2011) on SEDAR and EDGAR.

Financial and Operating Results

At September 30, 2011 the Company had $228.6 million in cash, cash equivalents and short-term investments, an increase from $166.9 million at December 31, 2010. Net working capital at September 30, 2011 was $236.2 million, an increase from $167.4 million at December 31, 2010.  The primary reason for the increase in working capital during the nine-month period was cash flow from operations of $92.6 million and $12.0 million from the exercise of share options and warrants, partially offset by capital expenditures and repayment of the $17.0 million balance outstanding on our $50.0 million revolving credit facility. The entire facility is available as at September 30, 2011.

Adjusted net income for the quarter ended September 30, 2011 was $13.2 million or $0.16 per share and for the nine-month period was $58.8 million, or $0.73 per share. The Company uses adjusted net income as a supplemental financial measure in its evaluation of income during a period. The Company believes that adjusting for items including changes in the fair value of derivative liabilities and other unusual or non-recurring items assists in making assessments of net income for the period.

Gold and, more significantly, silver production increased in the third quarter and nine-month period of 2011 as compared to the third quarter and nine-month period of 2010 primarily due to higher average gold and silver grades stacked to the leach pad in immediately preceding quarters.  Metal grades stacked in 2011 are consistent with plan and have generally increased from the prior year primarily due to sequencing in the open pit and mining practice improvements designed to decrease dilution.

For the current quarter, gold and silver production was lower than planned due to a reduction in cyanide concentration going onto the leach pad and timing of placing ore under irrigation. The reduction in cyanide concentration was a result of the Company's primary supplier of cyanide declaring force majeure at the end of June 2011 and cyanide concentrations to the pad were being reduced. Supplies have now returned to normal levels as has the concentration level of cyanide being applied to the leach pad and the levels of gold and silver in solution.

In addition, the west side of the phase 2 leach pad suffered a crushed collection pipe that prevented collection of solution in one of two collection pipes. In order to maintain the bulk of production while accessing the affected area for remediation, the east side of the pad was prepared for stacking. While no metal was lost as a result of this event, metal production was delayed during the changeover while new patios were prepared for irrigation. This work is now complete and the area under irrigation has been expanded. In addition, repair of the crushed collection pipe is substantially complete.

The Company expects production to improve in the fourth quarter and shipped over 7,900 ounces of gold and over 274,000 ounces of silver in October. Minefinders maintains its production guidance for 2011 of 65,000 to 70,000 ounces of gold and 3.3 million to 3.5 million ounces of silver at a cash operating cost between $450 and $500 per gold equivalent ounce sold assuming a 48 to one silver to gold ratio.

The third quarter and nine-month period of 2011 compare to 2010 as follows:

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Ore crushed and stacked (tonnes)	1,495,873	1,127,834	4,571,516	4,133,489
Strip Ratio	2.13	2.13	1.97	2.32
Average gold grade per tonne stacked (gpt)	0.53	0.52	0.52	0.44
Average silver grade per tonne stacked (gpt)	42.77	52.99	44.95	35.39
Gold production (oz)	16,279	7,447	53,662	40,008
Silver production (oz)	692,121	184,887	2,653,620	707,120
Sales proceeds (millions)	$53.8	$13.6	$179.2	$61.6
Gold equivalent volume sold (oz) (1)	32,222	11,170	118,498	53,076
Cash operating cost per gold equivalent ounce sold (1)	$506	$743	$477	$633
Total cash cost per gold equivalent ounce sold (1)	$549	$779	$515	$669
Gold volume sold (oz)	15,945	8,070	53,708	41,827
Average realized gold price (per oz)	$1,668	$1,214	$1,517	$1,157
Silver volume sold (oz)	693,532	202,800	2,665,024	729,597
Average realized silver price (per oz)	$39.22	$18.74	$36.66	$18.09
(1) Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price.  Gold-equivalent ounces sold in the third quarter and nine-month period of 2011 were estimated using a 43 to one silver to gold ratio and a 41 to one silver to gold ratio, respectively (2010 – 65 to one ratio and 64 to one ratio, respectively).

As of January 1, 2011, the Company’s financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”). As a result, accounting policies, presentation, financial statement captions and terminology used in this news release, the third quarter financial statements and Management’s Discussion and Analysis differ from that used in financial reporting in previous years. Further details on the transition to IFRS are included in the Changes in Accounting Policies section beginning on page 19 of Management’s Discussion and Analysis and in note 15 of the third quarter financial statements.

The complete unaudited condensed consolidated interim financial statements and accompanying Management’s Discussion and Analysis are available at www.sedar.com or on the Company’s website at www.minefinders.com.

Outlook

Dolores Mine

The Company’s Board of Directors recently approved the addition of a mill to complement the existing heap leach operation at Dolores. During the third quarter tender documents were issued to certain independent mine engineering firms for the preparation of detailed engineering design. The Company is in the process of reviewing bids and the chosen engineering firm is expected to begin detailed engineering work in the fourth quarter of 2011 and construction in the first quarter of 2012, subject to the receipt of permitting. Concurrently, the Company is accelerating the development of an underground exploration program below the existing open pit at Dolores. This work will include engineering, procurement of underground equipment and upon receipt of final permits, construction of an underground portal and decline.

Remediation work on the phase 1 leach pad is progressing and to date has included excavation of approximately 2.2 million tonnes to fully expose the affected area. Recent assessment of the excavated area on the phase 1 leach pad shows more damage to the liner than anticipated and indicates the liner may be impaired upslope from the excavated area. Accordingly, the Company is assessing various options to fully remediate the liner. The remaining low grade material on the phase 1 leach pad consists of approximately 8.3 million tonnes containing an estimated 3,800 recoverable gold ounces and 575,000 recoverable silver ounces. This material will be reserved for future processing, the manner of which will be determined based on the resolution of a remediation plan for the phase 1 pad.

La Bolsa Project

During the third quarter the Company received the most significant permits required from the relevant Mexican authorities for the Board to approve, and for management to begin to initiate, the construction of a mine at La Bolsa. The construction decision is based on the previously reported positive pre-feasibility study results as well as detailed engineering which was substantially completed in the third quarter by an independent engineering contractor retained by the Company.

Initial site access and infrastructure as well as adequate water supplies needed to operate the mine are currently being established. The recruitment of senior personnel necessary to construct and operate La Bolsa has also commenced.

The project has an initial mine life of approximately six years with current proven and probable mineral reserves of 316,000 ounces of gold and 4.5 million ounces of silver.

La Virginia Project

Exploration drilling at La Virginia is progressing and results continue to be encouraging. Two core rigs are currently dedicated to the project and the Company plans to add a third core rig before the end of the year. Drilling will continue to follow up on encouraging intercepts located in the three main zones and will also be extended to cover an area to the south of the existing zones.

Investor Conference Call

An investor conference call will be held on Tuesday, November 8, 2011 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-877-240-9772 toll-free or 1-416-340-9432 for calls outside Canada and the U.S. Simultaneously, an audio webcast of the conference call will be available on the home page of the Company's website, www.minefinders.com.

An audio replay will be available until November 15, 2011 by calling 1-800-408-3053 toll-free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 7573714.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the Dolores gold and silver mine in Mexico. For more information, please visit our website at www.minefinders.com.

Investor contacts:

Jonathan Hackshaw
Director of Corporate Communications
Toll Free: (866) 687-6263

Mike Wills
Investors Relations Representative
Toll Free: (866) 687-6263

Supplementary Financial Measures

The Company uses both IFRS and certain non-IFRS measures to assess performance. This news release includes non-IFRS supplementary financial measures of “operating cash cost per ounce”, “total cash cost per ounce”, “operating cash flow before changes in working capital” and “adjusted net income”. These supplementary financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these supplementary performance measures to IFRS refer to the Supplementary Financial Measures section in the third quarter Management’s Discussion and Analysis beginning on page 23.

Forward Looking Statements

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" in Minefinders' Annual Information Form for the year ended December 31, 2010 and under the heading "Risks and Uncertainties" in Minefinders' Management’s Discussion and Analysis for the quarter ended September 30, 2011, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward looking statements that are incorporated by reference, except in accordance with applicable securities laws.

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